Exhibit (a)(5)(L)

MEMORANDUM OF UNDERSTANDING

WHEREAS, there is pending in the Superior Court of the State of California, County of San Diego (the “Court”), an action styled Wan v. Accredited Home Lenders Holding Co., et al., Case No. 37-2007-00067877-CU-BT-CTL (the “Action”);

WHEREAS, the plaintiff in the Action is Jean Wan (“Plaintiff”); and the defendants in the Action are James A. Konrath, Joseph J. Lydon, James H. Berglund, Gary M. Erickson, Bowers W. Espy, Jody A. Gunderson, Richard T. Pratt and Accredited Home Lenders Holding Co. (“Accredited” or the “Company”) (collectively referred to herein as the “Accredited Defendants”) and LSF5 Accredited Investments LLC, LSF5 Accredited Merger Co., Inc., Lone Star Fund V (U.S.) LP (collectively referred to herein as the “Lone Star Defendants”) (the Accredited Defendants and the Lone Star Defendants are collectively referred to herein as the “Defendants”);

WHEREAS, the Action was filed as a putative class action on behalf of all holders, other than Defendants and their affiliates, of the common stock of Accredited (the “Class”);

WHEREAS, Accredited and LSF5 Accredited Investments LLC and LSF5 Accredited Merger Co., Inc. (“Lone Star”) entered into an Agreement and Plan of Merger, dated as of June 4, 2007 (the “Merger Agreement”), pursuant to which Accredited agreed to (subject to the satisfaction or waiver of various conditions including tender of a minimum number of outstanding shares of Accredited common stock and certain regulatory approvals) be acquired by Lone Star for $15.10 per share in cash (the “Acquisition”) and agreed to recommend that its shareholders accept the tender offer on the terms set forth therein;

WHEREAS, Accredited filed with the Securities and Exchange Commission (“SEC”) Schedules 14D-9 that included amended solicitation/recommendation statements on June 4, 2007, June 12, 2007, June 19, 2007, July, 3, 2007, July 17, 2007, July 30, 2007, and August 3, 2007 (the “Recommendation Statements”) that, among other things, urged shareholders to tender their shares in furtherance of the various transactions contemplated in the Merger Agreement;

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WHEREAS, plaintiff conducted significant and extensive discovery over several weeks and motion practice on an expedited basis to obtain and review documents from both parties and non-parties, conducted several depositions of the Accredited Defendants and Accredited’s financial advisors, and prepared for an expedited preliminary injunction hearing set by special consultation with the Court;

WHEREAS, Plaintiff’s counsel and counsel for Defendants have engaged in arm’s-length negotiations concerning a possible resolution of the Action in which Accredited would provide additional information to shareholders, as set forth herein; and

WHEREAS, following negotiations between counsel for Plaintiff and the Defendants have reached an agreement in principle providing for the settlement of the Action on the terms and conditions set forth below (the “Settlement”), and those parties believe that the Settlement is in the best interests of the parties:

NOW, THEREFORE, IT IS HEREBY STIPULATED AND AGREED, subject to the approval of the Court, by and among the signing parties hereto:

1. Defendant Accredited will make supplemental disclosures as set forth in the form attached as Exhibit A to this Memorandum of Understanding (“MOU”).

2. As soon as reasonably practicable after the execution of this Memorandum of Understanding, but in no event later than August 10, 2007, Defendants will cause Accredited to file with the SEC supplemental disclosures on a Form 8-K and Schedule 14D-9/A substantially in the form attached hereto as Exhibit A.

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3. Without admitting any wrongdoing, fault, liability or damage, the Defendants acknowledge that the pendency and prosecution of the Action, and the efforts of the Plaintiff and Plaintiff’s counsel, were the sole factor underlying their respective decisions to take the actions described in ¶¶1-2 above. In addition, the Defendants acknowledge that the additional disclosures and information provided in Accredited’s SEC filing subsequent to the initiation of the Action were made and provided in substantial part due to Plaintiff’s and Plaintiff’s counsel’s pursuit of this Action.

4. As soon as reasonably practicable after signing the Memorandum of Understanding, Plaintiff and the Defendants will attempt in good faith to agree upon and execute an appropriate stipulation of settlement (the “Stipulation”), and such other documentation as may be required in order to obtain Final Court Approval (as defined below) of the Settlement and the dismissal of the Action upon the terms set forth herein (collectively, the “Settlement Documents”). As soon as practicable after the signing of the Stipulation, Plaintiff and the Defendants shall seek preliminary approval by the Court of the principal terms of the Settlement, the Stipulation and the Notice of the Settlement to be provided to class members. The Stipulation will provide, inter alia

(a) for certification of a non-opt-out class of Accredited stockholders and their successors in interest and transferees, immediate and remote, from March 9, 2007 through the Effective Time (as defined in the Merger Agreement), other than defendants, their immediate family members, or any person over whom any Defendant exercises sole or exclusive control (the “Settlement Class”);

(b) that Accredited will pay the costs of notice to the Settlement Class;

(c) for entry of a judgment dismissing the Action with prejudice and without costs to any party, except as expressly provided herein;

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(d) for complete release and settlement of all claims by Plaintiff and each and every member of the Settlement Class, their successors, heirs, assigns, against each and every Defendant and each of their respective predecessors, successors, parents, subsidiaries, affiliates and agents (including, without limitation, past and present officers, directors, employees, agents, attorneys, financial and other advisors or consultants, insurers, accountants, persons who provided fairness opinions, investment bankers and/or attorneys of any of the foregoing, and their past or present predecessors, successors, parents, subsidiaries, heirs, executors, administrators, estates, partners, members, shareholders, affiliates and agents (the “Releasees”)) asserted in the Amended Complaint for (1) Breach of Fiduciary Duty; (2) Aiding and Abetting; (3) Equitable Fraud; and (4) Declaratory Relief (the “Released Claims”) filed with the Court on June 29, 2007;

(e) that each of the Defendants has denied and continues to deny having committed or attempted to commit any violations of law or breaches of fiduciary duty of any kind, and the parties acknowledge that this Settlement Agreement does not create any adverse precedent or basis for subsequent settlements;

(f) that the Defendants are entering into the Stipulation solely because the proposed Settlement would eliminate the burden, risk and expense of further litigation, and because it is in the best interests of Accredited’s stockholders;

(g) that the parties are unaware of any other pending action or claim related to the subject matter of the Action against any Defendant;

(h) that subject to the Order of the Court, pending final determination of whether the Settlement provided for in the Stipulation should be approved, that Plaintiff and all members of the Settlement Class, or any of them, are barred and enjoined from commencing, prosecuting,

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instigating or in any way participating in the commencement or prosecution of any action asserting any Released Claims, against any Releasee; and

(i) that the Action was filed and prosecuted in good faith; provided, however, that nothing herein is intended to waive or limit any statutory appraisal rights that any member of Settlement Class may have or perfect.

5. Plaintiff and the Defendants agree that the Stipulation will further provide that all rights under section 1542 of the Civil Code of the State of California and any similar provision of the law of any state, nation or jurisdiction, are waived by plaintiff. Section 1542 provides as follows:

A general release does not extend to claims which the creditor does not know or suspect to exist in his favor at the time of executing the release, which if known by him must have materially affected his settlement with the debtor.

Notwithstanding the provisions of section 1542 of the Civil Code of the State of California, and except as otherwise provided in this Memorandum of Understanding, Plaintiff and the Settlement Class will irrevocably and unconditionally release and forever discharge the Releasees from any and all charges, complaints, claims and liabilities of any kind or nature whatsoever, known or unknown, suspected or unsuspected, which Plaintiff alleged in the Amended Complaint for (1) Breach of Fiduciary Duty; (2) Aiding and Abetting; (3) Equitable Fraud; and (4) Declaratory Relief filed with the Court on June 29, 2007 regarding events that have occurred as of the date of the Stipulation.

6. Plaintiff and the Defendants agree that the Stipulation will provide that Plaintiff and her agents, including without limitation her counsel, will receive from the other parties to the Stipulation, as well as their successors and assigns, a full release.

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7. Plaintiff and the Defendants will present the Settlement to the Court for hearing and approval as soon as reasonably practicable following appropriate notice to class members, and will use their individual and collective best efforts to obtain Final Court Approval of the Settlement and the dismissal of the Action with prejudice as contemplated by this Memorandum of Understanding and without costs to any party, except as expressly provided herein. Accredited shall disseminate and administer notice and shall be solely responsible to pay the costs and expenses related to providing such notice, in a form to be agreed by Plaintiff and the Defendants and approved by the Court. As used herein, “Final Court Approval” of the Settlement means that the Court has entered an order approving the Settlement in accordance with the Stipulation, and such order is finally affirmed on appeal or is no longer subject to appeal and the time for any petition for re-argument, appeal or review, by leave, certiorari or otherwise, has expired.

8. The consummation of the Settlement is subject to: (a) the successful closing of the Acquisition; (b) the drafting, execution and filing of the Settlement Documents in a form mutually acceptable to Plaintiff Defendants; (c) Final Court Approval of the Settlement and dismissal of the Action with prejudice; and (d) and the filing of the Form 8-K and Schedule 14D-9 with the SEC on or before August 10, 2007. This Memorandum of Understanding shall be rendered null and void and of no force and effect in the event the Court fails to enter an order finally approving the Settlement. In such an event, the parties shall be deemed to be in the position they were in prior to the execution of this memorandum, and this Memorandum of Understanding and the statements made therein shall not be deemed to prejudice in any way the positions of the parties with respect to the Action, or to constitute an admission of fact or wrongdoing by any party, and shall not entitle any party to recover any costs or expenses incurred in connection with the implementation of this Memorandum of Understanding.

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9. Upon final Court approval of the Settlement and its award of attorneys’ fees and expenses, Accredited hereby agrees to and will pay attorneys’ fees not to exceed $400,000 and expenses not to exceed $35,000 (excluding the costs of notice, which are to be paid solely by Accredited), within five (5) business days after Final Court Approval. The parties agree that the Lone Star Defendants or their successors or assigns shall not be responsible for making any such payment. Plaintiff’s counsel agrees to repay to Accredited or its successor any amounts paid as a result of any appeal and/or further proceedings on remand, or successful collateral attack which result in the fee award being overturned or substantially modified, or Final Court Approval not being obtained. The Defendants agree not to oppose or otherwise seek to oppose any effort by Plaintiff or her counsel to obtain the attorneys’ fees and expenses agreed to herein.

10. While retaining their right to deny liability, Plaintiff and the Defendants have agreed to settle the Action after consultation with competent legal counsel. The releases between Plaintiff and the Defendants will include releases of their counsel.

11. Plaintiff and her counsel represent and warrant that none of Plaintiff’s claims referred to in this Memorandum of Understanding have been assigned, encumbered or in any manner transferred in whole and in part.

12. The provisions contained in this Memorandum shall not be deemed a presumption, concession or admission by any Defendant of any fault, liability or wrongdoing as to any facts or claims that have been or might be alleged in the Action, or in any other action of proceeding, for any purpose other than as provided expressly herein.

13. This Memorandum of Understanding may be executed in counterparts by any of the signatories hereto and as so executed shall constitute one agreement.

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14. This Memorandum of Understanding and the Settlement contemplated by it shall be governed by and construed in accordance with the laws of the State of California without regard to conflict of laws principles.

15. Each of the attorneys executing this Memorandum of Understanding has been duly empowered and authorized by his/her respective client(s) to do so.

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Dated this 10th day of August 2007.

ROBBINS UMEDA & FINK, LLP	PAUL HASTINGS JANOFSKY & WALKER LLP

/s/ BRIAN J. ROBBINS	/s/ WILLIAM F. SULLIVAN
BRIAN J. ROBBINS S. BENJAMIN ROZWOOD KEVIN A. SEELY ASHLEY R. PALMER 610 West Ash Street, Suite 1800 San Diego, CA 92101 Telephone: (619) 525-3990 Facsimile: (619) 525-3991 Attorneys For Plaintiff

WILLIAM F. SULLIVAN

CHRISTOPHER H. MCGRATH

3579 Valley Centre Drive

San Diego, CA 92130

Telephone: (858) 720-2500

Facsimile: (858) 720-2555

Attorneys for Defendants James A. Konrath, Joseph J. Lydon, James H. Berglund, Gary M. Erickson, Bowers W. Espy, Jody A. Gunderson, Richart T. Pratt

LUCE, FORWARD, HAMILTON & SCRIPPS LLP

/s/ JAMES P. GILLESPIE

EDWARD PATRICK SWAN

600 West Broadway, Suite 2600

San Diego, CA 92101

Telephone: (619) 236-1414

Facsimile: (619) 645-5321

KIRKLAND & ELLIS, LLP

JAMES P. GILLESPIE

ANDREW B. KAY

655 Fifteenth Street, N.W.

Washington, D.C. 20005-5793

Telephone: (202) 879-5069

Facsimile: (202) 879-5200

Counsel for Defendant Accredited Home Lenders Holding Co.

LOCKE LIDDELL & SAPP PLLC

/s/ DAVID L. SWANSON

DAVID L. SWANSON

2200 Ross Avenue, Suite 2200

Dallas, Texas 75201

Telephone: (214) 740-8514

Facsimile: (214) 756-8514

Counsel for Defendants Lone Star Fund V (U.S.) LP, LSF5 Accredited Investments, LLC and LSF5

Accredited Merger Co., Inc.

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